

October 11, 2013

<u>Via E-mail</u>
Mr. Jinbo Yao, CEO
58.com Inc.
Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District
Beijing 100101 People's Republic of China

> **Re: 58.com Inc.**
> **Amendment No. 1 to the Registration Statement on Form F-1**
> **Filed October 7, 2013**
> **File No. 333-191424**

Dear Mr. Yao:

     We have reviewed your registration statement and have the following comment. Please respond by amending your registration statement and providing the requested information. After reviewing any amendment and the information you provide, we may have additional comments.

<u>Principal [and Selling] Shareholders, page 133</u>

1.   Please name the British Virgin Islands Companies wholly owned by Mr. Chen and Mr. Zhuang, respectively, holding shares in 58.com, whereby Mr. Jinbo Yao, under power of attorney, is authorized to vote these shares in 58.com.

     You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail</u>
      Julie Gao, Esq.
      Skadden, Arps, Slate, Meagher & Flom LLP